

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 10, 2008

Via U.S. Mail and Fax (27 0 11 476 2637)
Mr. Jacob Hendrik Dissel
Acting Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re: DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed December 14, 2007**
> **File No. 0-28800**

Dear Mr. Dissel:

We have reviewed your response letter dated May 12, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended June 30, 2007

General

1. Based on your response to prior comment number 1 from our letter dated April 10, 2008 we understand that, for your fiscal years ending June 30, 2007 and 2006, the date of your reserve determinations were March 31, 2007 and 2006, respectively. If our understanding is not correct, please explain this to us. Otherwise, explain to us why you believe it is appropriate to determine your reserves as of a date other than your fiscal year end. Please note that, based on the requirements of Form 20-F and Industry Guide 7, as well the relationship between reserve quantities and financial reporting, we would expect the reserve determination to be as of your fiscal year end. See General Instruction C(b) to Form 20-F.

2. Your response to prior comment number 2 from our letter dated April 10, 2008 indicates, in part, that you do not believe that the guidance of SFAS 154 is applicable to the change in the method used to determine the price you use to estimate your reserve quantities. However, we note that the change in the method used to determine the price has had a material impact on your reported reserves. Further, we note the disclosure in your 20-F, appearing under the heading "Application of Critical Accounting Policies – Mining Assets", which indicates that "any change in management's estimate of the total proven and probable ore reserves, would impact the amortization charges recorded in our consolidated financial statements". Finally, we note SFAS 154, par 2(d) which indicates that a change in accounting estimate is "a change that has the effect of …altering the subsequent accounting for existing or future assets or liabilities." In view of your disclosure and the guidance of SFAS 154, further explain to us the basis for your conclusion that SFAS 154 is not applicable to the change in the method used to determine the price you use to estimate your reserve quantities.

3. We note your response to prior comment number 2 from our letter dated April 10, 2008. We also note your conclusion that the change in the method used to determine the price you use to estimate your reserves had no impact on your financial statements. Please respond to each of the following:

    - Quantify the impact that the change in your method had on the depletion rate and total depletion for the years ended June 30, 2007 and 2006; and

    - Tell us whether you believe the differences in depletion for the years ended June 30, 2007 and 2006 were material. Explain the basis for your belief.

4. We note you have concluded it is not necessary to include disclosure related to the change in your methodology in Management's Discussion and Analysis of Financial Condition and Results of Operations. Your response to prior comment number 2 indicates that this conclusion was based on your view that the change had no impact on your financial statements. However, information regarding your reserves is material to investors, independent of any impact that those reserves may have on your financial statements. In this regard, we note that your MD&A includes a presentation and discussion of your reserve quantities that is separate and distinct from the discussion of your financial position or results of operations.

    Given that information regarding your reserves is material to investors, clear and thorough discussion of any material changes to the assumptions or methods employed to determine those reserves, as well as the financial and non-financial impact of those changes, is also material to investors. In view of this, further explain to us why your existing disclosure is adequate. As part of your response, tell us why the following would not be considered material to investors, and therefore require disclosure in your MD&A:

- The nature of, and the reasons for, the change in method;
- The impact of the change on your reported reserve quantities; and,
- The impact the change had on your depletion in the period of the change.

For interpretive guidance in this area, refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960. In particular, see Section III.B of the release, which addresses non-financial measures and information, material events and changes in estimates.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White for

Brad Skinner
Senior Assistant Chief Accountant